

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 15, 2017

David D. Petratis
Principal Executive Officer
Allegion plc
11819 N. Pennsylvania Street
Carmel, IN 46032

> **Re: Allegion plc**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-35971**

Dear Mr. Petratis:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         /s/ Carlos Pacho

                                         Carlos Pacho
                                         Senior Assistant Chief Accountant
                                         AD Office 11 – Telecommunications